

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2023

Renee L. Wilm
Chief Legal Officer & Chief Administrative Officer
Atlanta Braves Holdings, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112

   Re: Atlanta Braves Holdings, Inc.
     Amendment No. 1 to Registration Statement on Form S-4
     February 13, 2023
     File No. 333-268922

Dear Renee L. Wilm:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 18, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-4

Questions and Answers, page 15

1. We note your response to comment 2 regarding the number of votes and conversion rights of BATRA, BATRB and BATRK. Here and in your Summary section, please prominently describe the number of votes per share to which each of New BATRA, New BATRB and New BATRK is entitled, as well as the circumstances or events in which the conversion of the various series of shares are mandatory or optional, including any exceptions.

Description of SplitCo's Business, page 140

2. We note your response to comment 13 and reissue our comment in part. Please revise to summarize the material terms (including any termination rights) of your lease agreement

and file the agreement as an exhibit to the registration statement. Alternatively, please provide your analysis as to why you are not required to do so pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. In this regard, we acknowledge your response that the payment obligations under this agreement are immaterial in amount. Please tell us, however, whether you are substantially dependent on this agreement to sell your products or services.

3. We note your response to comment 18 and reissue our comment in part. To the extent that you substantially depend on any particular agreements, please summarize their material terms and file such agreements as exhibits to the registration statement.

4. We note your response to comment 15 that "management expects players signed to long-term contracts with Braves to represent only a small portion of the Braves' active roster in any given year." To provide balanced disclosure, please also address the amounts due under such contracts. In this regard, we note your disclosure on page F-19 that as of September 30, 2022 the aggregate amounts due under such contracts was $912.4 million. To the extent that you deem your entry into long-term contracts with players as a material part of your business, please revise to disclose as such and include a more robust a discussion of the market demand and competitive conditions to secure such long-term contracts.

Splitco Management's Discussion and Analysis of Financial Condition and Results of Operations, page 170

5. We note your revised disclosure in response to comment 14 and reissue our comment in part. Please revise to describe why the metric is useful to investors, how management uses the metric, how you calculate the average number of attendees per regular season home game and if there are any estimates or assumptions underlying the metric or its calculation.

Strategies and Challenges, page 170

6. We note your response to comment 21. Please revise your disclosure to explain the impact of the expiration and entry into new long-term player contracts, as well as the signing of contracts with arbitration-eligible players, on your results of operations and/or liquidity. It appears the Braves player payroll will be significantly higher in 2023. Fan Graphs projects the Braves players' payroll, other payments due for former players, and estimated salaries for the Braves 40-man roster for purpose of the luxury tax payroll to be approximately $240 million for the 2023 season. Refer to Item 303(b)(1)(i) and 303(b)(2)(ii) of Regulation S-K.

You may contact Robert Shapiro at 202-551-3273 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Jennifer López Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Brophy Christensen